Exhibit (a)(5)(i)

Alliance One International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA	Tel: 919 379 4300 Fax: 919 379 4346 www.aointl.com

NEWS RELEASE	Contact: Joel L. Thomas (919) 379-4300
July 17, 2013

ALLIANCE ONE INTERNATIONAL, INC. COMMENCES TENDER OFFER

FOR ITS 5 1/2% CONVERTIBLE NOTES DUE 2014

(CUSIP NO. 018772AQ6)

MORRISVILLE, N.C. – (July 17, 2013) – Alliance One International, Inc. (NYSE:AOI) (“Alliance One” or the “Company”) today announced that it has commenced a cash tender offer (the “Tender Offer”) for any and all of its outstanding 5 1/2% Convertible Senior Subordinated Notes due 2014 (the “Convertible Notes”). The Tender Offer for the Convertible Notes is being made on the terms and subject to the conditions set forth in the Company’s Offer to Purchase dated July 17, 2013 (the “Offer to Purchase”). The Offer to Purchase and the related letter of transmittal more fully set forth the terms of the Tender Offer. Information relating to the Tender Offer is listed in the table below.

CUSIP No.	Title of Security	Principal Amount Outstanding	Tender Offer Consideration(1)

018772AQ6	5 1/2% Convertible Senior Subordinated Notes due 2014	$115,000,000	$1,030.00

(1)	Per $1,000 principal amount of Convertible Notes and excluding accrued and unpaid interest, which will be paid in addition to the Tender Offer Consideration.

The Company will pay accrued and unpaid interest on all Convertible Notes tendered and accepted for payment in the Tender Offer from the last interest payment date to, but not including, the date on which the Convertible Notes are purchased.

The Tender Offer will expire at midnight, New York City time, at the end of Friday, August 16, 2013, unless extended or earlier terminated as described in the Offer to Purchase (such date and time, as the same may be extended, the “Expiration Time”). Tendered Convertible Notes may be withdrawn by holders at any time prior to the Expiration Time, and withdrawn Convertible Notes may be re-tendered by a holder at any time prior to the Expiration Time.

The Company’s obligation to accept for purchase and to pay for Convertible Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is subject to the satisfaction or waiver, in the Company’s discretion, of certain conditions, which are more fully described in the Offer to Purchase, including, among other things, (i) the redemption of all of the Company’s outstanding 10% Senior Notes due 2016 (the “Senior Notes”) and the satisfaction and discharge of the indenture governing the Senior Notes, on or prior to the Expiration Time, (ii) the completion by Alliance One, on or prior to the Expiration Time, of $790 million in aggregate principal amount of new long-term debt financing (the “Debt Financing”) on terms and conditions satisfactory to Alliance One, and (iii) the completion, on or prior to the Effective Time, of an amendment to, or replacement of, the Company’s $250 million senior secured revolving credit facility, on terms and conditions satisfactory to the Company, to, among other things, permit the redemption of all of the outstanding Senior Notes, the purchase of all of the Convertible Notes and the completion of the Debt Financing (the “Credit Facility Amendment”). The Company cannot assure holders of the Convertible Notes that the conditions will be satisfied. The Company may in its sole discretion waive or modify any conditions to, or terminate or extend, the Tender Offer.

Questions and Requests for Documents

The Company has retained Deutsche Bank Securities Inc. to serve as the dealer manager for the Tender Offer. Questions regarding the Tender Offer may be directed to Deutsche Bank Securities Inc. at (212) 250-7527 (collect) or at (855) 287-1922. Requests for documents may be directed to DF King & Co., Inc., the information agent for the Tender Offer, at (212) 269-5550 (collect) or at (800) 423-2107 (toll-free). The Tender Offer documents are also available online without charge on the website of the Securities and Exchange Commission at www.sec.gov.

This press release is for informational purposes only and is not an offer to purchase, or a solicitation of an offer to purchase, or a call for redemption of, any securities. The Tender Offer is being made solely pursuant to the Offer to Purchase and the related letter of transmittal, which set forth the complete terms of the Tender Offer.

Forward Looking Statements

This press release contains forward-looking statements. Actual results may differ materially from those reflected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained under the heading of “Risk Factors” listed from time to time in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended March 31, 2013, filed on June 17, 2013. In addition, it is not certain whether, and the Company can provide no assurances that, the conditions to the tender offer will be satisfied on or prior to the Effective Time. Risks and uncertainties regarding whether these conditions will be satisfied include the Company’s ability to complete the Debt Financing or obtain the Credit Facility Amendment, which may be affected by market conditions beyond the Company’s control, including high-yield debt market conditions.

About Alliance One

Alliance One International, Inc. is a leading independent leaf tobacco merchant serving the world’s cigarette manufacturers.

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